Exhibit 12.1

PLUM CREEK TIMBER COMPANY, INC. RATIO OF EARNINGS TO FIXED CHARGES

		Years Ended December 31,
(In Millions)	6 Months Ended June 30, 2006	2005	2004	2003	2002	2001
Consolidated pretax income from
continuing operations	$161	$339	$366	$186	$235	$196
Interest and other financial
charges included in expense	68	118	118	126	113	78
Interest portion of rental
expense	1	1	1	1	1	--

Earnings	$230	$458	$485	$313	$349	$274

Interest and other financial
charges	$68	$118	$118	$126	$113	$78
Interest portion of rental
expense	1	1	1	1	1	--

Fixed Charges	$69	$119	$119	$127	$114	$78

Ratio of Earnings to Fixed
Charges	3.8	3.8	4.1	2.5	3.1	3.5